

September 15, 2011

By U.S. Mail and facsimile 212-446-1409

Steven M. Sherwyn
Chief Financial Officer
Care Investment Trust Inc.
780 Third Avenue, 21st Floor
New York, NY 10017

Re: Care Investment Trust Inc. ("the company")
        File No.: 001-33549

Dear Mr. Sherwyn:

        In your letter dated September 13, 2011, you request that the staff permit the company to calculate the S-X 3-09 significance of the company's investments in the Cambridge Portfolio entities using the December 31, 2010 pro forma income statement reflecting the acquisition of the company by Tiptree Financial Partners, LP ("Tiptree") on August 13, 2010. None of the Cambridge Portfolio entities are significant for 2010 under the investment test, with the highest significance amounting to 4.54%. Various Cambridge portfolio entities are significant under the income test to the successor for the period August 13 to December 31, 2010. However, none of the Cambridge Portfolio entities are significant under the income test to the predecessor for the period January 1 to August 12, 2010 or based on the 2010 pro forma income statement.

        The staff would not object to your request. However, if any of the Cambridge Portfolio entities are significant to the successor in years after 2010, the staff would not be in a position to consider further waiver requests. The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

                                                Sincerely,

                                                Louise M. Dorsey
                                                Associate Chief Accountant